WisdomTree Trust

250 West 34th Street, 3rd Floor

New York, New York 10119

March 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (File Nos. 333-132380 and 811-21864)
Filing Pursuant to Rule 485(a)

Ladies and Gentlemen:

WisdomTree Trust (the “Trust”) is hereby filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 928 (“PEA No. 928”) to the Trust’s Registration Statement on Form N-1A. The purpose of PEA No. 928 is to register the WisdomTree GeoAlpha Opportunities Fund as a new series of the Trust.

Please feel free to contact me at 917-267-3855 with any questions or comments.

Sincerely,

/s/ Joanne Antico

Joanne Antico
Chief Legal Officer and Secretary